CONSENT OF QUALIFIED PERSON

June 26, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Newfoundland and Labrador – Financial Services Regulation Division

I Robert F. Brown, P. Eng., do hereby consent to the public filing of the report titled "NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012" (the "Technical Report"), prepared for Great Panther Silver Limited and dated June 26, 2012, and extracts from, or the summary of, the Technical Report in the press release of Great Panther Silver Limited dated May 9, 2012 (the Press Release).

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

(Signed) "Robert F. Brown"

Robert F. Brown, P.Eng.